UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Cineverse Corp.
(Name of Issuer)
Class A Common Stock, $0.001 Per Share
(Title of Class of Securities)
172406308
(CUSIP Number)
October 8, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X  Rule 13d-1(c)
 Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Corsair Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 912,050
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 912,050

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,050
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS Corsair Capital Partners 100, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 131,338
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 131,338

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,338
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS Corsair Capital Investors, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,945
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,945

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,945
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS Corsair Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,083,333
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,083,333

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,083,333
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12.	TYPE OF REPORTING PERSON (see instructions) IA; PN

1.	NAMES OF REPORTING PERSONS Jay Petschek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,083,333
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,083,333

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,083,333
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS Steven Major
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,083,333
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,083,333

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,083,333
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

This statement was filed with respect to the class A common stock of Cineverse Corp. (The “Issuer”) beneficially owned by the Reporting Persons identified below as of October 10, 2024.

Item 1.
(a)	Name of Issuer: Cineverse Corp.

(b)	Address of Issuer’s Principal Executive Offices: 224 W. 35th St., Suite 500 #947 New York, NY 10001 United States

Item 2.
(a)
Name of Person Filing
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•    Corsair Capital Partners, L.P. (“Corsair Capital”)
•    Corsair Capital Partners 100, L.P. (“Corsair 100”)
•    Corsair Capital Investors, Ltd (“Corsair Investors”)
•    Corsair Capital Management, L.P. (“Corsair Management”)
•    Jay R. Petschek (“Mr. Petschek”) and
•    Steven Major (“Mr. Major”)

Corsair Management acts as the investment manager of Corsair Capital, Corsair 100, and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.

(b)
Address of the Principal Office or, if none, residence
 The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 87 Sheldrake Rd. Scarsdale, NY 10853.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.

(c)
Citizenship
Each of Corsair Capital, Corsair 100, and Corsair Management is a limited partnership formed under the laws of the State of Delaware.  Corsair Investors is an exempted company formed under the laws of the Cayman Islands.  Each of Mr. Petschek and Mr. Major is a citizen of the United States.

(d)	Title of Class of Securities Class A Common Stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP Number 172406308

Item 3.  If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.  Ownership.

(a)
Amount beneficially owned: Collectively, the Reporting Persons beneficially own 1,083,333 shares of Common Stock, including 83,333 shares of Common Stock underlying currently exercisable warrants.
•    Corsair Capital individually owns 912,050 shares of Common Stock, including 69,193 shares of the Common Stock underlying currently exercisable warrants.
•    Corsair 100 individually owns 131,338 shares of Common Stock, including 10,045 shares of the Common Stock underlying currently exercisable warrants.
•    Corsair Investors individually owns 39,945 shares of Common Stock, including 4,095 shares of the Common Stock underlying currently exercisable warrants.
•    Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, and Corsair Investors is deemed to beneficially own 1,083,333 shares of Common Stock.

•    Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 1,083,333 shares of Common Stock.
•    Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 1,083,333 shares of Common Stock.

(b)
Percent of class:  Collectively, the Reporting Persons beneficially own 1,083,333 shares of Common Stock representing 6.9% of all the outstanding shares of Common Stock based on the 15,706,341 outstanding shares of Common Stock as of August 7, 2024, as reported on the Issuer’s Form 10-Q filed August 14, 2024, plus, with respect to each Reporting Person, the number of shares of Common Stock underlying currently exercisable warrants held by such Reporting Person as indicated in Item 4(a) above.  The total number of shares of Common Stock underlying currently exercisable warrants held by the Reporting Persons in aggregate is 83,333.

Corsair Capital’s individual ownership of 912,050 shares of Common Stock, including 69,193 shares of Common Stock underlying currently exercisable warrants, represents 5.8% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 131,338 shares of Common Stock, including 10,045 shares of Common Stock underlying currently exercisable warrants, represents 0.8% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 39,945 shares of Common Stock, including 4,095 shares of Common Stock underlying currently exercisable warrants, represents 0.3% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 1,083,333 shares of Common Stock represents 6.9% of all the outstanding shares of Common Stock.

The 1,083,333 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents 6.9% of all the outstanding shares of Common Stock.

The 1,083,333 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 6.9% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote shares of Common Stock Not Applicable

(ii)
Shared power to vote or to direct the vote.

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 912,050 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 131,338 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 39,945 shares of common Stock owned by Corsair Investors.

	(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock Not Applicable

(iv)
Shared power to dispose or to direct the disposition of:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 912,050 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 131,338 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 39,945 shares of common Stock owned by Corsair Investors.

Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
See Exhibit B.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

CORSAIR CAPITAL PARTNERS, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:	Corsair Capital Management, L.P.,
Attorney-in-Fact
By:	Corsair Capital Management GP, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By:	Corsair Capital Management GP, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT A
JOINT FILING AGREEMENT

The Undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Cineverse Corp., dated as of this October 11, 2024 is, and any further amendments thereto signed by each of the undersigned shall be, filled on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1 k) under the Securities Exchange Act of 1934, as Amended.

Dated: October 11, 2024

CORSAIR CAPITAL PARTNERS, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:	Corsair Capital Management, L.P.,
Attorney-in-Fact
By:	Corsair Capital Management GP, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By:	Corsair Capital Management GP, L.L.C.,
General Partner
By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Capital Partners 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.P.

Jay R. Petschek

Steven Major